FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  July 2010

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

2 July 2010

HSBC BOOSTS INDIA PRESENCE WITH
ACQUISITION OF RBS BUSINESSES

HSBC, through its wholly owned subsidiary The Hongkong and Shanghai Banking Corporation Limited, has agreed to acquire The Royal Bank of Scotland Group plc's ('RBS') retail and commercial banking businesses in India involving portfolios with a gross asset value of US$1.8 billion as at 31 March 2010. The acquisition, which is subject to regulatory approvals, is expected to complete in the first half of 2011.

The total consideration will comprise a premium of up to US$95 million over the tangible net asset value of the businesses being acquired at the closing of the transaction, less an adjustment equal to 90 per cent of any credit losses incurred on the unsecured lending portfolio in the two years subsequent to deal completion.

RBS's retail and commercial banking businesses in India currently have 1.1 million customer relationships served by over 1,800 staff through 31 branches. In connection with seeking the required regulatory approvals,
HSBC will apply to the Reserve Bank of India for branch licences required to support the acquired businesses.

Speaking in New Delhi, Michael Geoghegan, HSBC Group Chief Executive and Chairman of The Hongkong and Shanghai Banking Corporation Limited, said: "The main focus of our strategy is on emerging markets and this acquisition is our third transaction in one of the world's largest and fastest growing developing markets in the last two years. The combination of HSBC's leading position in emerging markets and our distinctive financial strength mean that we are strongly placed to take advantage of opportunities like this for the benefit of customers and shareholders."

In June 2008, HSBC entered into a joint venture insurance company with Canara Bank and Oriental Bank of Commerce, gaining access to a distribution network of 5,000 branches and 50 million customers. In September of the same year, HSBC acquired IL&FS Investsmart, now HSBC InvestDirect, a major retail brokerage with more than 130,000 customers and outlets across 52 cities.

India was the second fastest growing economy in the world by GDP last year and is set for another strong year with forecast GDP growth of 8.5 per cent in 2010.
According to the International Monetary Fund
[1]
,
it is expected to be the world's third largest economy, based on purchasing power parity, by 2012.

Naina Lal Kidwai, HSBC Group General Manager and Country Head in India, said: "This transaction is an important addition to our existing network and testament to our ambition to expand our footprint in India. India is home to about 1.15 billion people, representing 17 per cent of the world's population.
We see tremendous growth potential in this country,
both in helping domestic and international companies capture opportunities in India's growing trade and investment flows with the world and in meeting the financial needs of its rising affluent consumer market."

HSBC was advised on the transaction by HSBC Global Banking and Markets.

Media enquiries:

Gareth Hewett	+852 2822 4929	garethhewett@hsbc.com.hk
Patrick McGuinness	+44 (0) 20 7991 0111	patrickmcguinness@hsbc.com

Footnote
[1]
International Monetary Fund, World Economic Outlook 2010

Notes to editors:

HSBC in India
HSBC is one of India's leading banking and financial services institutions, with over 35,000 employees in its banking, investment banking and capital markets, asset management, life insurance, software development and global resourcing operations. In 2008, the HSBC Group acquired a majority stake in HSBC InvestDirect that has enabled it to offer retail brokerage services to its customers across a wider geography in the country. It also has a joint venture with two of India's leading public sector banks, establishing Canara HSBC Oriental Bank of Commerce Life Insurance Company in June 2008. HSBC's network in India comprises 50 branches of HSBC India, 80 branches and 147 franchisee outlets of HSBC InvestDirect and 31 offices of its 26 per cent held Canara HSBC Oriental Bank of Commerce Life Insurance Company.

The Hongkong and Shanghai Banking Corporation Limited
The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with around 8,000 offices in 88 countries and territories and assets of US$2,364 billion at 31 December 2009, is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 02 July, 2010